The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





                              Subject to Completion
            Preliminary Prospectus Supplement dated September 5, 2003

PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated August 21, 2003)

                                5,000,000 Shares


                              COMMERCE BANCORP, INC
                                 [LOGO OMITTED]


                                  Common Stock

                                _________________

      Commerce Bancorp, Inc. is selling all of the shares. The underwriters are offering 5,000,000 shares in the U.S. and Canada.

      The shares trade on the New York Stock Exchange under the symbol "CBH." On September 5, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $42.71 per share.

      Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 3 of the prospectus.


                                _________________


                                                                     Per Share              Total
                                                                    -------------        ------------
   Public offering price.......................................     $                    $
   Underwriting discount.......................................     $                    $
   Proceeds, before expenses, to Commerce Bancorp, Inc.........     $                    $



      The underwriters may also purchase up to an additional 750,000 shares from Commerce Bancorp, Inc. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares will be ready for delivery on or about , 2003.



                                _________________

Merrill Lynch & Co.
      A.G. Edwards & Sons, Inc.
           Friedman Billings Ramsey
               Janney Montgomery Scott LLC
                      Ryan Beck & Co.
                           Sandler O'Neill & Partners, L.P.
                                U.S. Bancorp Piper Jaffray


                                _________________

            The date of this prospectus supplement is September ,2003.


                                TABLE OF CONTENTS

                              Prospectus Supplement


                                                                                                               Page

Commerce Bancorp, Inc.....................................................................................      S-1
Use of Proceeds...........................................................................................      S-1
Market Price of Common Stock..............................................................................      S-2
Underwriting..............................................................................................      S-2
Material United States Federal Tax Considerations for Non-United States Holders...........................      S-5
Legal Matters.............................................................................................      S-7
Experts...................................................................................................      S-7

                                   Prospectus

About this Prospectus.....................................................................................        1
Where You Can Find More Information.......................................................................        1
Risk Factors..............................................................................................        3
Forward-Looking Statements................................................................................        6
Commerce Bancorp, Inc.....................................................................................        7
Consolidated Ratios of Earnings to Fixed Charges..........................................................        9
Use of Proceeds...........................................................................................        9
Supervision and Regulation................................................................................       10
Description of Debt Securities............................................................................       12
Senior Debt Securities....................................................................................       20
Subordinated Debt Securities..............................................................................       21
Description of Capital Stock..............................................................................       23
Description of Warrants...................................................................................       28
ERISA Considerations......................................................................................       29
Plan of Distribution......................................................................................       33
Legal Matters.............................................................................................       34
Independent Auditors......................................................................................       34



                               __________________

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         We provide information to you about this offering of shares of our common stock in two separate documents. The accompanying prospectus provides general information, some of which may not apply to this offering and this prospectus supplement describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. Additional information is incorporated by reference in this prospectus.

         You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

      We have included in this prospectus supplement (including documents incorporated by reference described under the heading "Where You Can Find More Information") that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties and are subject to change based on various factors that are sometimes beyond our control. You will be able to recognize a forward-looking statement because it contains the words "anticipate," "believe," "estimate," "expect," "project," "objective," "may," "could," "should," "would," "intend," "plan" or similar expressions to identify it as a forward-looking statement.

      The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:


o the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;

o the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the FRB;

o       inflation;

o       interest rates, market and monetary fluctuations;

o our timely development of competitive new products and services and the acceptance of such products and services by customers;

o the willingness of customers to substitute competitors' products and services for our products and services and vice versa;

o the impact of changes in financial services laws and regulations, including laws concerning taxes, banking, securities and insurance;

o changes in generally accepted accounting principles; o technological changes;

o       future acquisitions;

o the expense savings and revenue enhancements from acquisitions being less than expected;

o the growth and profitability of our noninterest or fee income being less than expected;

o our allowance for loan losses being insufficient to meet actual loan losses;

o the ability to maintain the growth and further development of our community-based retail branching network;

o       unanticipated regulatory or judicial proceedings;

o       changes in consumer spending and saving habits; and

o       our success at managing the risks involved in the foregoing.

      We caution that the foregoing list of important factors is not exclusive.

      We caution you that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in such forward-looking statements. You should note that many factors, some of which are discussed in "Risk Factors" in the prospectus could affect our future financial results and could cause those results to differ materially from those expressed or implied in our forward-looking statements contained or incorporated by reference in this document. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of us.

                             COMMERCE BANCORP, INC.

      Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "CBH," "we," "us," "our" or similar references mean Commerce Bancorp, Inc. and references to the "banks" means our subsidiaries Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A., Commerce Bank/Shore, N.A, Commerce Bank/Delaware, N.A., and Commerce Bank/North.

      CBH is a New Jersey business corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended the "Holding Company Act". CBH was incorporated on December 9, 1982 and became an active bank holding company on June 30, 1983 through the acquisition of Commerce Bank, N.A., referred to as Commerce NJ.

      As of June 30, 2003, we had total assets of $19.8 billion, total loans of $6.4 billion, and total deposits of $17.8 billion. The address of our principal executive office is Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400 and the telephone number is (856) 751-9000. We operate:

o       four nationally chartered bank subsidiaries:

                Commerce Bank, N.A., Cherry Hill, New Jersey ("Commerce NJ");

                Commerce Bank/Pennsylvania, N.A., Devon, Pennsylvania ("Commerce PA");

                Commerce Bank/Shore, N.A., Toms River, New Jersey ("Commerce Shore");

                Commerce Bank/Delaware, N.A., Wilmington, Delaware ("Commerce Delaware"); and

o       one New Jersey state chartered bank subsidiary ("Commerce North"):

                Commerce Bank/North, Ramsey, New Jersey.

         These five bank subsidiaries as of June 30, 2003 had 243 full service retail branch offices located in the states of New Jersey, Pennsylvania, Delaware and New York. These banks provide a full range of retail and commercial banking services for consumers and small and mid-sized companies. Lending services are focused on commercial real estate and commercial and consumer loans to local borrowers. The banks' lending and investment activities are funded principally by retail deposits gathered through each bank's retail branch office network.

         Our primary growth strategy is the opening of new full service branch offices, of which 19 have opened in 2003 through June 30; 40 opened in 2002; and 34 opened in 2001. CBH expects to open an additional 27 full service branch offices in 2003.

         Commerce NJ operates a non-bank subsidiary, Commerce Capital Markets, Inc., Philadelphia, Pennsylvania, referred to as Commerce Capital Markets, which engages in various securities, investment banking and brokerage activities. In addition, through Commerce Insurance Services, Inc. (formerly Commerce National Insurance Services, Inc.), a non-bank subsidiary of Commerce North, referred to as Commerce Insurance, we operate one of the nation's largest regional insurance brokerage agencies concentrating on commercial property, casualty and surety as well as personal lines of insurance and employee benefits for clients in multiple states, primarily Delaware, New Jersey, New York and Pennsylvania.

         As a legal entity separate and distinct from its bank and non-bank subsidiaries, our principal sources of revenues are dividends and fees from our bank and non-bank subsidiaries. Our subsidiaries that operate in the banking, insurance and securities business can pay dividends only if they are in compliance with the applicable regulatory requirements imposed on them by federal and state regulatory authorities.

                                 USE OF PROCEEDS

         We intend to use the net proceeds from the sale of the securities for general corporate purposes.

                          MARKET PRICE OF COMMON STOCK

         Our common stock is listed on the New York Stock Exchange under the symbol "CBH." As of August 31, 2003, there were 70,202,032 shares of common stock issued and outstanding. The following table sets forth the high and low sales price and the closing price per share of the common stock, as reported on the NYSE Composite Tape for the quarters indicated, as well as the cash dividends per share of common stock declared by us for the quarters indicated.

         The following table has also been adjusted to reflect the 2 for 1 stock split that was effective December 18, 2001 to stockholders of record as of the close of business on December 3, 2001.


                                                                                                   Dividend
                                                                                                ----------------
                                                                                     Close       Declared per
                                                       High           Low                      - Common Share
                                                 ---------------------------------------------------------------
 2003
 Third quarter (through September 5, 2003).......     $43.15         $37.30         $42.71          $
 Second quarter..................................      40.67          36.37          37.10           .165
 First quarter...................................      45.60          37.74          39.74           .165
 2002
 Fourth quarter..................................     $47.23         $36.42         $43.19          $.165
 Third quarter...................................      47.85          38.88          41.51           .15
 Second quarter..................................      50.24          43.70          44.20           .15
 First quarter...................................      45.05          38.20          44.90           .15
 2001
 Fourth quarter..................................     $39.34         $34.05         $39.34          $.15
 Third quarter...................................      38.79          30.55          34.00           .1375
 Second quarter..................................      36.35          29.40          35.05           .1375
 First quarter...................................      33.28          26.90          30.00           .1375



                                  UNDERWRITING

          We intend to offer the shares in the U.S. and Canada through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.



                                                                                       Number
                      Underwriter                                                     of Shares
                      ----------                                                     ----------

         Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated..............................................
         A.G. Edwards & Sons, Inc...............................................
         Friedman, Billings, Ramsey & Co., Inc..................................
         Janney Montgomery Scott LLC............................................
         Ryan Beck & Co., Inc...................................................
         Sandler O'Neill & Partners, L.P........................................
         U.S. Bancorp Piper Jaffray Inc.........................................      ----------
                      Total.....................................................      5,000,000
                                                                                      ==========



         The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

         The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

         The following table shows the public offering price, underwriting discount and proceeds before expenses to Commerce Bancorp, Inc. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.



                                                     Per Share   Without Option     With Option
                                                     ---------   --------------     ------------
          Public offering price...................  $            $                   $
          Underwriting discount...................  $            $                   $
          Proceeds, before expenses, to Commerce
          Bancorp, Inc............................  $            $                   $




         The expenses of the offering, not including the underwriting discount, are estimated at $ and are payable by Commerce Bancorp, Inc. The underwriters have agreed to reimburse us for a portion of our expenses in connection with the offering of the shares.

Overallotment Option

         We have granted options to the underwriters to purchase up to 750,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

          We and Vernon W. Hill, II, our Chairman, President and Chief Executive Officer, have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and Mr. Hill have agreed not to directly or indirectly

        o       offer, pledge, sell or contract to sell any common stock,

        o       sell any option or contract to purchase any common stock,

        o purchase any option or contract to sell any common stock, o grant any option, right or warrant for the sale of any common stock,

        o       lend or otherwise dispose of or transfer any common stock,

        o request or demand that we file a registration statement related to the common stock, or

        o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

         This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions and Penalty Bids

         Until the distribution of the common shares is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases that peg, fix or maintain that price.

         The underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

         The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

         Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market.

         Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

         Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the shares, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (``FSMA'') with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

Other Relationships

         Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                Material United States Federal Tax Considerations
                          for Non-United States Holders

          The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

        o       an individual who is a citizen or resident of the United States;

        o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

        o an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

        o a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

         An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current calendar year, one-third of the days present in the immediately preceding calendar year and one-sixth of the days present in the second preceding calendar year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

         This discussion does not consider:

        o       U.S. state and local or non-U.S. tax consequences;

        o specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

        o the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

        o special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

        o special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

          The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Dividends

         We will have to withhold U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

          Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

         Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States are not subject to the U.S. withholding tax, but, unless otherwise provided in an applicable income tax treaty, are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

          A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

o the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the U.S.);

o the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; [and or or]

o we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes, and such non-U.S. holder held more than five percent of our common stock, at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held our common stock.

         We have determined that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

         Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%, or at a lower rate if provided by an applicable income tax treaty. Other non-U.S. holders who are subject to U.S. federal income tax on gain from the disposition of our common stock will be taxed on such gain in the same manner in which citizens or residents of the U.S. would be taxed, and if such non-U.S. holder is a foreign corporation such gain may also be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty. In addition, if any such gain is taxable because we are or were a United States real property holding corporation, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Federal Estate Tax

          Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

          Recently enacted U.S. federal legislation provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

         We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available by the U.S. Internal Revenue Service to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

         Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on payments made with respect to or on our common stock. Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to additional information reporting and backup withholding.

         The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and, if to or through its U.S. offices, reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States.

         Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

         Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the U.S. Internal Revenue Service.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby and certain other legal matters will be passed upon for us by Blank Rome LLP, New York, New York, Philadelphia, Pennsylvania and Washington, D.C. Certain legal matters with respect to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have, as set forth in their report, audited our consolidated financial statements which are included in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus supplement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                5,000,000 Shares



                              COMMERCE BANCORP, INC
                                 [LOGO OMITTED]




                                  Common Stock




                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------




                               Merrill Lynch & Co.
                            A.G. Edwards & Sons, Inc.
                            Friedman Billings Ramsey
                           Janney Montgomery Scott LLC
                                 Ryan Beck & Co.
                        Sandler O'Neill & Partners, L.P.
                           U.S. Bancorp Piper Jaffray



                                September , 2003




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